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ehellige@pryorcashman.com

            February 9, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Filing Desk
Patrick Kuhn, Assistant Director,
  Office of Small Business Policy

Re:	Zhongpin, Inc.
File No. 001-33593
Form 10-K for Fiscal Year Ending December 31, 2007
Form 10-Q for Quarter Ending September 30, 2008

Ladies and Gentlemen:

This letter contains our responses to the letter of Lyn Shenk, Branch Chief of the Division of Corporate Finance, dated January 22, 2009 furnishing the comments of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K of Zhongpin Inc., a corporation organized under the laws of the State of Delaware (the “Company”), for the year ended December 31, 2007 (the “2007 Form 10-K”) and the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended September 30, 2008 (the “September 2008 Form 10-Q”).  The numbered responses below correspond to the numbered paragraphs of such comment letter.  Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the 2007 Form 10-K.

Responses

1.           The Company will add the requested additional disclosure in its Annual Report on Form 10-K for the year ended December  31, 2008 (the “2008 Form 10-K”).  In addition, the Company will provide the Staff with a  copy of its intended further revised and expanded disclosure in sufficient time prior to filing the 2008 Form 10-K to allow the Staff the opportunity to review and comment on such proposed disclosure prior to the filing of the 2008 Form 10-K.

Securities and Exchange Commission
February 9, 2009

2.           We have been advised by the Company that the business purpose of the Company’s mutual guarantee agreement (the “Agreement”) with Xuji Group Co., Ltd. (“Xuji Group”) was to provide the Company with access to credit lines with banks that would have otherwise been unavailable absent that arrangement.  As bank credit loans generally are unavailable in China, companies are required to provide either a pledge of assets or a third-party guarantee to obtain bank loans they may need.  The Company believes that guarantees are typically preferred as banks will loan a company close to the full face value of a guarantee, and the processing time for loans is faster with a guarantee than it is if a pledge of assets is used.  We have been advised by the Company that the foregoing are the primary reasons why the Company entered into the Agreement with Xuji Group in April 2008.

The Company has advised us that it closely monitors Xuji Group on a regular basis to assess the Company’s risks in relation to the Agreement.   To date, the Company does not show any liability on its balance sheet with respect to the Agreement as it believes, based upon its continuing due diligence relating to Xuji Group and its business, that its liability thereunder remains contingent.  The Company will record a liability relating to the Agreement at such time, if ever, as the Company determines, based upon its continuing due diligence relating to Xuji Group and its business, that the Company’s risk for payment under its guarantee of Xuji Group’s liabilities is probable.  The Company will add additional disclosure regarding the Agreement to the footnotes to its audited financial statements and in the MD&A of the 2008 Form 10-K.

In connection with responding to the Staff’s comments, we, on behalf of the Company, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 9, 2009

If the Commission has any questions or further comments with respect to the 2007 Form 10-K or the September 2008 Form 10-Q, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

/s/Eric M. Hellige
Eric M. Hellige

cc:           Mr. Xianfu Zhu
Chief Executive Officer
Mr. Warren Wang
Chief Financial Officer